November 25, 2019

David McClung
Chief Financial Officer
BioCardia, Inc.
125 Shoreway Road, Suite B
San Carlos, California 94070

       Re: BioCardia, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 2, 2019
           File No. 000-21419

Dear Mr. McClung:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

ITEM 1. BUSINESS
Cell Processing and Cell Delivery Product Platforms, page 6

1. You disclose that you "believe the Helix biotherapeutic delivery system is the world's safest and most efficient platform for cardiac therapeutic delivery." Although you disclose the Helix system has received regulatory approval for commercial use in Europe, it has only received FDA approval for investigational use in the United States. Because the Helix system has not received marketing approval from the FDA, it is premature to suggest or imply that it is safe or effective. Please provide to us draft disclosure for future periodic filings revising this or other similar statements accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David McClung
BioCardia, Inc.
November 25, 2019
Page 2

       You may contact Rolf Sundwall at 202-551-3105 or Sasha Parikh at 202-551-3627 if you
have questions.



FirstName LastNameDavid McClung                         Sincerely,
Comapany NameBioCardia, Inc.
                                                        Division of Corporation
Finance
November 25, 2019 Page 2                                Office of Life Sciences
FirstName LastName